

05040392

VF 3-25-05

MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8- 1306878~~ 8-1369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Putnam Retail Management, LP ~~and Subsidiary~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Post Office Square

(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amrit Kanwal (617) 760-1248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP

(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2005
THOMSON FINANCIAL



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2005
WASH. D.C.
179

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

VF 3-28-05

OATH OR AFFIRMATION

I, Amrit Kanwal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Putnam Retail Management, LP and Subsidiary, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



*

Notary Public Comm. Exp. 11/3/2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*THE COMMONWEALTH OF MASSACHUSETTS NORFOLK, ss

On this 25th day of February 2005, before me, the undersigned notary public personally appeared Amrit Kanwal, proved to me through satisfactory evidence of a Massachusetts driver's license, to be the person whose name is signed on the attached document, and acknowledged to me that he signed it as Chief Financial Officer of Putnam Retail Management, LP and Subsidiary, a partnership, voluntarily for its stated purpose.

PUTNAM RETAIL MANAGEMENT, LIMITED PARTNERSHIP AND SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS:		
Cash and cash equivalents	$	79,987,505
Securities purchased under agreements to resell		14,000,000
Accounts receivable from sales of mutual fund shares		479,195
Accounts receivable from mutual funds for distribution plans		68,486,620
Prepaid expenses and other assets		1,867,579
Property and equipment, net		344,978
TOTAL ASSETS	$	165,165,877
LIABILITIES AND PARTNERS' EQUITY:		
Liabilities:		
Accounts payable for mutual fund shares sold	$	547,527
Accrued compensation and employee benefits		12,997,816
Accounts payable and accrued expenses		46,084,348
Commissions payable for distribution plans		59,922,716
Total liabilities		119,552,407
Contingencies (Note 8)		
Partners' Equity:		
Partners' Equity		149,404,297
Accounts receivable from Parent		(103,790,827)
Total partners' equity		45,613,470
TOTAL LIABILITIES AND PARTNERS' EQUITY	$	165,165,877

The accompanying notes are an integral part of this consolidated statement of financial condition.

(1) Organization

Putnam Retail Management, Limited Partnership and subsidiary (the "Partnership") is a 99% owned subsidiary of Putnam, LLC, which is a wholly owned subsidiary of Putnam Investments Trust (the "Parent"), and a 1% owned subsidiary of Putnam Retail Management GP, Inc., a wholly owned subsidiary of Putnam, LLC. The Parent is a majority owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC").

The Partnership's primary business is the underwriting, sale and distribution of shares of Parent-sponsored mutual funds (the "Funds"), principally within the United States of America. The Partnership's revenue is largely dependent on the total value and composition of assets under management, which include domestic and international equity and debt portfolios; accordingly, fluctuations in financial markets and in the composition of assets under management affect revenue and results of operations.

In 2003, the Partnership expanded its license which permits it to act as an introducing broker on a fully disclosed basis. All accounts are carried by, and all trades are cleared through, Pershing, LLC ("Pershing"). The agreement between the Partnership and Pershing provides that the Partnership is obligated to assume any exposure related to nonperformance by its customers. The Partnership monitors its customer activity by reviewing information it receives from Pershing on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated statement of financial condition includes the accounts of Putnam Retail Management, Limited Partnership and its wholly owned subsidiary. All material intercompany accounts are eliminated in consolidation.

Accounting Estimates

The accompanying consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits with banks, and investments in commercial paper. Investments in commercial paper are recorded at amortized cost, which approximates fair market value.

Securities Purchased Under Agreements to Resell

The Partnership invests certain cash balances, held in its capacity as investor servicing agent and distributor for the Funds, in resale agreements. The Partnership has a corresponding liability for these balances, which is included in accounts payable and accrued expenses in the consolidated statement of financial condition. Interest earned from these investments is used to reduce amounts due from the Funds for services provided by the Partnership.

(2) Summary of Significant Accounting Policies (continued)

Resale agreements are recorded in the consolidated statement of financial condition at the amounts at which the securities were purchased, which approximates fair market value, based upon the short-term nature of the agreements.

The Partnership purchased certain U.S. Treasury obligations from a single party for $14,000,000 at December 31, 2004 and agreed to resell these U.S. Treasury obligations on January 3, 2005 for cost plus interest accrued. At December 31, 2004, the U.S. Treasury obligations had fair market values, including accrued interest, of $14,323,350.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation expense is calculated using the straight-line method, based on the estimated useful life of each respective asset group as follows: computer equipment – three years, office and other equipment – five years, and furniture - seven years. Leasehold improvements are amortized using the straight-line method over the periods covered by the applicable leases, or the estimated useful life of the improvement, whichever is less. Upon sale or retirement, the cost less accumulated depreciation and amortization is removed from the accounts and the resulting gain or loss, if any, is reflected in operating income. Additions, renewals, and betterments of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense when incurred. The Partnership periodically reviews long-lived assets for impairment whenever events or changes indicate that the carrying value of assets may not be recoverable.

Income Taxes

The Partnership is taxed as a corporation for federal tax purposes and as a Corporate Trust for Massachusetts state tax purposes.

The Partnership records a current liability or asset for the estimated taxes payable or refundable on tax returns for the current year and a deferred tax liability or asset for the estimated future tax effects attributable to temporary differences.

The Partnership is included in the federal tax return of MMC. The Partnership computes its current and deferred tax provision in a manner representative of how the Partnership would have computed its provision had it not been included in the federal tax return of MMC. Accordingly, tax amounts in the consolidated financial statement effectively represent related-party transactions.

(3) Property and Equipment

Property and equipment consists of the following at December 31, 2004:

Property and equipment	$12,510,453
Less accumulated depreciation	(12,165,475)
Net office and data processing equipment	344,978
Leasehold improvements	2,421,175
Less accumulated amortization	(2,421,175)
Net leasehold improvements	-
Property and equipment – net	$344,978

(4) Net Capital Requirements

As a broker/dealer, Putnam Retail Management, Limited Partnership is subject to the Securities and Exchange Commission's (the "SEC") regulations and operating guidelines, including Rule 15c3-1, which requires the Partnership to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Partnership's net capital, as computed pursuant to Rule 15c3-1, was $34,586,540 at December 31, 2004, which was greater than the required net capital of $7,939,133 by $26,647,407. The ratio of aggregate indebtedness to net capital at December 31, 2004 was 3.44 to 1.

(5) Exemption from Reserve and Security Custody Requirements Pursuant to Rule 15c3-3

The Partnership is exempt from the reserve requirements of Rule 15c3-3 of the Securities and Exchange Commission Act, under the provisions of subparagraph (k)(2)(ii) thereof, as its transactions are cleared through another broker-dealer on a fully disclosed basis. All customer funds are promptly transmitted, and all securities received in connection with activities as a broker/dealer are promptly delivered. The Partnership does not otherwise hold funds or securities for, or owe money or securities to, customers.

(6) Transactions with Parent

Accounts receivable from Parent represents intercompany transactions between the Partnership and the Parent due to the receipt and payment of cash on the Parent's books and the recording of related transactions on the Partnership's books. This balance is recorded as a reduction of partners' equity in the consolidated statement of financial condition.

(7) Fair Market Value of Financial Instruments

The estimated fair market value of the Partnership's financial instruments is described below. The fair market values shown do not indicate the Partnership's intent or ability to dispose of the financial instruments.

- *Securities Purchased Under Agreement to Resell*
  The estimated fair market value of the Partnership's securities purchased under agreements to resell approximates their carrying value due to the securities' short-term nature.

- *Accounts Receivable from Sales of Mutual Fund Shares*
  The carrying amount of accounts receivable from sales of mutual fund shares approximate fair market value due to their short-term nature.

- *Accounts Receivable from Mutual Funds for Distribution plans*
  The carrying amount of accounts receivable from mutual funds for distribution plans approximate fair market value due to their short-term nature.

- *Accounts Receivable from Parent*
  The carrying amount of the accounts receivable from Parent approximates fair market value due to its short-term nature.

(8) Commitments and Contingencies

The Partnership, the Parent, and MMC are subject to claims and lawsuits which seek damages, including punitive damages, in amounts, which could, if assessed, be significant. The following are specific to the Partnership:

- MMC, Putnam Investment Management, LLC (a subsidiary of the Parent) and the Partnership have been sued in the United States District Court for the District of Massachusetts for alleged violations of Section 36(b) of the Investment Company Act of 1940 in connection with the receipt of purportedly excessive advisory and distribution fees paid by the mutual funds in which plaintiffs purportedly owned shares. Plaintiffs seek, among other things, to recover the compensation paid to defendants by the funds for one year prior to the filing of the complaint, rescission of the management and distribution agreements between defendants and the funds, and a prospective reduction in fees. On August 13, 2004, defendants filed a motion to dismiss the complaint for failure to state a claim for relief. The motion has been fully briefed and argued and remains before the court for decision.

- Putnam Investment Management, LLC and its affiliates, including the Partnership, have been sued in the United States District Court for the District of Maryland in a purported class action alleging breach of fiduciary duties owed to the Putnam funds by permitting, facilitating, encouraging, or participating in market timing and late trading in the funds or, at a minimum, failing to detect or prevent such activity. The complaint alleges violations of Sections 36(a), 36(b), and 47(b) of the Investment Company Act, and Sections 206 and 215 of the Investment Advisers Act. The complaint also alleges breach of fiduciary duty, breach of contract, unjust enrichment, and civil conspiracy. Significantly, Plaintiff purports to bring the action derivatively "on behalf of the mutual funds comprising the Putnam family of mutual funds."

- The Parent, its affiliates and subsidiaries, including the Partnership, have been sued in the United States District Court for the District of Maryland in a purported class action alleging generally that Putnam allowed senior portfolio managers and other employees and certain 401(k) participants to engage in market-timing in Putnam funds. Plaintiff alleges that Putnam entered into express contractual agreements with certain brokerage houses and other entities to allow them to engage in market timing in Putnam funds. Plaintiff alleges that the prospectuses for Putnam's funds were false and misleading because Putnam failed to disclose that Putnam allowed such market timing. The defendants' conduct is alleged to have violated Sections 11, 12(a) (2), and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, Sections 34(b), 36(a), 36(b), and 48(a) of the Investment Company Act, and common law fiduciary duties. The putative class period is October 30, 1998 to October 21, 2003.

The complaints referenced above and those related to the Partnership, the Parent, and MMC seek monetary damages and other forms of relief. The ultimate outcome of claims, lawsuits, and other contingencies referred to above cannot be readily ascertained. Liabilities, in addition to the amounts accrued in the consolidated financial statements, in indeterminate amounts may be imposed on Partnership, the Parent, and MMC. On the basis of present information, available insurance coverage, and advice received from counsel, it is the opinion of the Partnership's management that the disposition or ultimate determination of these claims and lawsuits may have a material adverse effect on the Partnership's consolidated financial statements.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

February 25, 2005

Putnam Retail Management, L.P.
One Post Office Square
Boston, Massachusetts 02109

Dear Sirs/Madams:

In planning and performing our audit of the consolidated financial statements of Putnam Retail Management, Limited Partnership ("PRM") and subsidiary (collectively, the "Partnership") (a wholly owned subsidiary of Putnam Investments Trust) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on PRM's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by PRM (including tests of compliance with such practices and procedures) followed by PRM that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by PRM in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of PRM is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which PRM has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of PRM's internal control would not necessarily disclose all matters in PRM's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving PRM's internal control and its operations (including control activities for safeguarding securities), that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Security and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that PRM's practices and procedures were adequate at December 31, 2004 to meet the Security and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP